EXHIBIT 8.1     DRAFT OPINION OF CROWE CHIZEK AND COMPANY LLP
                RE:  STATE TAX MATTERS

                                     DRAFT
                                                                     EXHIBIT 8.1


September 16, 1998


Board of Directors
Central Federal Savings & Loan Association of Wellsville
601 Main Street
Wellsville, Ohio  43968-1662

Board of Directors
Grand Central Financial Corp.
601 Main Street
Wellsville, Ohio  43968-1662


RE: Ohio business franchise tax and Ohio personal income tax opinion relating to the proposed Conversion of Central Federal Savings & Loan Association of Wellsville, a federally-chartered mutual savings and loan association, to a federally-chartered capital stock savings association and the concurrent acquisition of 100% of the newly-issued stock of such corporation by Grand Central Financial Corp., a newly-formed Delaware holding company.

Ladies and Gentlemen:

Pursuant to your request, our opinion concerning certain Ohio business franchise tax and Ohio personal income tax consequences of the proposed Conversion of Central Federal Savings & Loan Association of Wellsville, a federally-chartered mutual savings and loan association ("Association") to a federally-chartered capital stock savings association ("Converted Association") and the concurrent acquisition of 100% of the newly-issued stock of such corporation by Grand Central Financial Corp., a newly-formed Delaware corporation operating exclusively within the State of Ohio ("Holding Company"), is set forth below.


STATEMENT OF FACTS

The facts and circumstances surrounding the proposed reorganization are quite detailed and are described at length in the Plan of Conversion dated June 11, 1998. A summary of the proposed Conversion and the related assumptions regarding such Conversion are documented in the federal tax opinion letter dated XXXXXXX, 1998, as provided by Muldoon, Murphy & Faucette.

Our opinion is based solely upon our understanding that, pursuant to the Plan of Conversion, Association will, through a series of transactions, convert from a

Board of Directors
September 16, 1998
DRAFT
Page 2

federally-chartered mutual savings and loan association to a federally-chartered capital stock savings association and issue 100% of its newly-issued stock to Holding Company.

In addition, we have assumed, based solely on the opinion of Muldoon, Murphy & Faucette, as presented in their letter dated XXXXXXX, 1998, for purposes of this opinion, that the following federal tax consequences will result:
                            -------

1) The Conversion of Association to Converted Association will constitute a tax-free reorganization under the Internal Revenue Code of 1986 as amended.

2) No gain or loss will be recognized for federal income tax purposes by Association, Converted Association or Holding Company as a result of the Conversion.

3) Taxable income will be recognized for federal income tax purposes by the Eligible Account Holders and Supplemental Eligible Account Holders of Association only to the extent of the taxable value, if any, of the stock subscription rights received.

OPINION

Based upon our analysis of applicable Ohio tax law and administrative rulings, we have made the following determinations:

A) The income tax liability of a corporation, other than a bank or thrift, conducting business and owning property within Ohio, is calculated by reference to the separate federal taxable income of that corporation, with certain modifications (Section 5733.04(I) of the Ohio Revised Code).

B) Banks and thrifts are not subject to the Ohio income tax (Section 5733.06(D) of the Ohio Revised Code).

C) The net worth tax liability of any corporation, including banks and thrifts, conducting business and owning property within Ohio, is determined by reference to the balance sheet of the corporation as of the end of its fiscal year or, under certain circumstances, as of December 31 of the year preceding the first year such corporation is required to file an Ohio franchise tax return (Sections 5733.056(B), 5733.05(C) and 5733.031(A) of the Ohio Revised Code and Tax Commissioner's Rule 5703-5-03)

D) The income tax liability of an individual subject to the Ohio income tax on personal income is calculated by reference to the federal Adjusted Gross Income of that individual, with certain modifications (Section 5747.02 of the Ohio Revised Code).

Based upon the above facts and the opinions provided in the federal tax opinion letter dated XXXXXXX, 1998, as provided by Muldoon, Murphy & Faucette, we are of the opinion that, if the Conversion is effected in accordance with the Plan of Conversion, for Ohio tax purposes:

1) No gain or loss will be recognized by Association upon its Conversion from a federally-chartered mutual savings and loan association to a federally-chartered capital stock

Board of Directors
September 16, 1998
DRAFT
Page 3


    savings association because such conversion will have no effect on the federal taxable income of Association and because Association is exempt from the Ohio income tax.

2) No gain or loss will be recognized by Holding Company or Converted Association upon the acquisition of the stock of Converted Association by Holding Company because such acquisition will have no effect on the federal taxable income of either corporation.

3) No gain or loss will be recognized by Holding Company upon the receipt of property in exchange for its newly issued shares of stock because such receipt will have no effect on the federal taxable income of Holding Company.

4) Ohio taxable income will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders of Association only to the extent that taxable income is recognized with respect to the stock subscription rights received in the Eligible Account Holders' and Supplemental Eligible Account Holders' federal Adjusted Gross Income.

Our opinion is based upon legal authorities currently in effect, which authorities are subject to modification or challenge at any time and perhaps with retroactive effect. Further, no opinion is expressed as to the tax treatment of the transaction under the provisions of any of the other sections of the Ohio Revised Code which may also be applicable thereto, or as to the tax treatments of any conditions exiting at the time of, or effects resulting from, the transaction which are not specifically covered by the opinions set forth above.

Respectfully submitted,

Crowe, Chizek and Company LLP